28 45 88 _0 1_ V 3 Lodge your proxy form online: www.investorvote.com.au By mail or person: Rio Tinto Limited Share Registry Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Australia Registered Office of Rio Tinto Limited Level 7, 360 Collins Street Melbourne VIC 3000 Australia Alternatively you can fax your form to: (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1800 813 292 (outside Australia) +61 3 9415 4030 Your secure access information is: Control Number: SRN/HIN: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confi dential. Cast your proxy online at www.investorvote.com.au Appointment of proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may, to the extent permitted by law, vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you may specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a shareholder of the company. Comments & questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. Please DO NOT mark any change of address on this form. Log in at www.investorcentre.com/RIO to manage your holding details online. Explanatory notes Signing instructions Individual: Where the holding is in one name, the shareholder must sign. Joint holding: Where the holding is in more than one name, all of the shareholders should sign. Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certifi ed photocopy of the power of attorney to this form when you return it. Companies: Where the company has a sole director who is also the sole company secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a company secretary, a sole director can also sign alone. Otherwise this form must be signed by a director jointly with either another director or a company secretary. Please sign in the appropriate place to indicate the offi ce held. Delete titles as applicable. Attending the meeting Bring this form to assist registration. If a representative of a corporate shareholder or proxy is to attend the meeting you will need to provide the appropriate “Certifi cate of Appointment of Corporate Representative” prior to admission. A form of the certifi cate may be obtained from Computershare or online at www.investorcentre.com/RIO under the help tab, “Printable Forms”. For your proxy appointment to be effective it must be received by 9:30am (AEST) on Tuesday, 3 May 2022 Lodge your proxy form @ GO ONLINE TO APPOINT YOUR PROXY, or turn over to complete the form Register at www.investorcentre.com/RIO elect for ecommunications & manage your holding online View the annual report: riotinto.com/invest/reports/annual-report Proxy form - Annual general meeting I1234567890 123456 000001 000 1301011221012102012221332120133322113 SAM MR JOHN SAMPLE FLAT 123 SAMPLE STREET SAMPLE STREET SAMPLE STREET SAMPLETOWN VIC 3030 F or p er so na l u se o nl y EXHIBIT 99.8

28 45 88 _0 1_ V 3 Items of businessSTEP 2 Appoint a proxy to vote on your behalf Signature of shareholder(s)This section must be completed.SIGN STEP 1 PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority. Date / / Individual or shareholder 1 or sole director and sole company secretary Shareholder 2 or company director Shareholder 3 or company director/company secretary Please use a black pen. Mark with an X inside the box as shown in this example. X the Chairman of the meeting Please leave this box blank if you have selected the Chairman. Do not insert your own name(s). OR R I O 2 8 4 5 8 8 A Proxy form I/We being a shareholder/s of Rio Tinto Limited hereby appoint or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the meeting (‘Chairman’), as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, to the extent permitted by law, as the proxy sees fi t) at the annual general meeting of Rio Tinto Limited to be held at the Grand Ballroom, Sofi tel Melbourne On Collins, 25 Collins Street, Melbourne, Victoria on Thursday, 5 May 2022 at 9:30am (AEST) and at any adjournment of that meeting. *Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy in favour of resolutions 2, 3 and 19 (except where I/we have indicated a different voting intention below) even though resolutions 2, 3 and 19 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman. If the Chairman is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on resolutions 2, 3 and 19 by marking the appropriate box in step 2 below. Board Recommendation For Against Abstain 1 Receipt of the 2021 Annual Report FOR 2* Approval of the Directors’ Remuneration Report: Implementation Report FOR 3* Approval of the Directors’ Remuneration Report FOR 4 To elect Dominic Barton BBM as a director FOR 5 To elect Peter Cunningham as a director FOR 6 To elect Ben Wyatt as a director FOR 7 To re-elect Megan Clark AC as a director FOR 8 To re-elect Simon Henry as a director FOR 9 To re-elect Sam Laidlaw as a director FOR 10 To re-elect Simon McKeon AO as a director FOR 11 To re-elect Jennifer Nason as a director FOR 12 To re-elect Jakob Stausholm as a director FOR 13 To re-elect Ngaire Woods CBE as a director FOR 14 Re-appointment of auditors FOR 15 Remuneration of auditors FOR 16 Authority to make political donations FOR 17 Climate Action Plan FOR 18 Renewal of off-market and on-market share buy-back authorities (special resolution) FOR RESOLUTIONS NOT ENDORSED BY THE BOARD Board Recommendation For Against Abstain 19* Resolution to hold a meeting for fresh election of directors (conditional item) AGAINST The Chairman intends to vote undirected proxies in favour of each resolution except for resolution 19, where the Chairman intends to vote against. MR JOHN SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 I 1234567890 I N D *I1234567890* XX F or p er so na l u se o nl y